                                                    This filing is made pursuant
                                                    to Rule 424(b)(2) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-14605
PROSPECTUS SUPPLEMENT
----------------------------------
(TO PROSPECTUS DATED NOVEMBER 4, 1996)

                                2,500,000 SHARES

                           SOUTHWEST GAS CORPORATION
                                                              SOUTHWEST GAS LOGO
                                  COMMON STOCK
                            (PAR VALUE $1 PER SHARE)

                            ------------------------


     The outstanding shares of Common Stock, par value $1 per share, of Southwest Gas Corporation (the "Company") are, and the shares offered hereby will be, listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE") under the symbol "SWX." On August 5, 1998, the last reported sale price of the Company's Common Stock on the New York Stock Exchange was $23 1/4 per share.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                             PRICE TO               UNDERWRITING              PROCEEDS TO
                                              PUBLIC                 DISCOUNT(1)              COMPANY(2)
---------------------------------------------------------------------------------------------------------------
Per Share...........................          $23.25                    $.78                    $22.47
---------------------------------------------------------------------------------------------------------------
Total(3)............................        $58,125,000              $1,950,000               $56,175,000
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $200,000.


(3) The Company has granted the Underwriters an option, exercisable on one or more occasions within 30 days after the date of this Prospectus Supplement, to purchase up to 375,000 additional shares of Common Stock at the Price to Public less Underwriting Discount, for the purpose of covering over-allotments, if any. If all of such additional shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be increased to $66,843,750, $2,242,500 and $64,601,250, respectively.
    Additionally, the per share Underwriting Discount will be increased and the per share Proceeds to Company will be decreased by the amount of any dividend declared by the Company and payable on the shares of Common Stock initially sold to the Underwriters, but not payable on the shares subject to such option. See "Underwriting."

                            ------------------------


     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, and subject to approval of certain legal matters by their counsel and counsel for the Company and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock offered hereby will be made in New York, New York, on or about August 11, 1998.

                            ------------------------

MERRILL LYNCH & CO.
                   PAINEWEBBER INCORPORATED
                                     SALOMON SMITH BARNEY
                                                 EDWARD D. JONES & CO., L.P.

                            ------------------------


           The date of this Prospectus Supplement is August 5, 1998.

                            [SERVICE TERRITORY MAP]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following material is qualified in its entirety by, and should be considered in conjunction with, the information and financial statements appearing elsewhere in this Prospectus Supplement, the accompanying Prospectus or in the documents incorporated herein by reference. Unless otherwise indicated, information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     Southwest Gas Corporation (the "Company") is a natural gas utility based in Las Vegas, Nevada. The Company is comprised of two segments: natural gas operations ("Southwest" or the "natural gas operations segment") and construction services through its wholly owned subsidiary Northern Pipeline Construction Co. ("Northern" or the "construction services segment"). During the twelve months ended June 30, 1998, the natural gas operations segment contributed approximately 94 percent of consolidated net income and the construction services segment contributed approximately 6 percent.

     Southwest purchases, transports, and distributes natural gas to approximately 1,171,000 residential, commercial, industrial, and other customers, of which 57 percent are located in Arizona, 33 percent in Nevada, and 10 percent in California. Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of southern, central, and northwestern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor and transporter of natural gas in Nevada and serves the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area in northern California and the high desert and mountain areas in San Bernardino County. Customers in Nevada and Arizona generated 90 percent of gas operating margin during the twelve months ended June 30, 1998.

     According to the U.S. Census Bureau, Nevada and Arizona were the two fastest growing states in the nation in 1997 in terms of percentage population growth. According to Arizona's Economy, Nevada has been the fastest growing state for nearly four decades, and Arizona has been either the second or third fastest growing state during this period. Over the past three years, customer growth in Southwest's three-state service territory has averaged five percent versus an industry average of less than two percent. Based on current commitments from builders, the projected growth rate for 1998 is also expected to be five percent. Over 30 percent of Southwest's customer base has been added during the 1990s.

                                  THE OFFERING


Common Stock offered(1)......................  2,500,000 shares
Common Stock to be outstanding after the
  offering...................................  30,125,315 shares(2)
Common Stock price range (January 1, 1998
  through August 5, 1998)....................  $17 5/16 to $25
Book value per share at June 30, 1998........  $14.94
Current indicated annual dividend rate.......  $0.82, paid quarterly(3)
Listing......................................  NYSE and PSE
Listing symbol...............................  SWX
Use of proceeds..............................  To finance construction expenditures and for general corporate purposes. See "Use of
                                               Proceeds."


---------------
(1) Includes associated Preference Stock purchase rights. See "Description of Common Stock -- Shareholder Rights Plan" in the accompanying Prospectus.

(2) As of June 30, 1998. Does not include any shares of Common Stock that may have been issued after that date pursuant to the Dividend Reinvestment and Stock Purchase Plan (the "Plan") and the Company's employee benefit plans.

(3) The Board of Directors has declared a regular quarterly dividend on the Common Stock of $.205 per share, payable on September 1, 1998 to holders of record on August 20, 1998. Holders, as of the record date, of the Common Stock offered hereby will be entitled to receive such dividend.

                         SUMMARY FINANCIAL INFORMATION

     The following selected financial information should be read in conjunction with the financial statements and notes thereto incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

                                              TWELVE MONTHS         YEAR ENDED DECEMBER 31,
                                                  ENDED       ------------------------------------
                                              JUNE 30, 1998      1997         1996         1995
                                              -------------   ----------   ----------   ----------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED INCOME STATEMENT DATA:
Revenues....................................   $  845,339     $  732,010   $  644,061   $  563,502
Operating income............................      143,181        102,261       71,573       58,412
Income from continuing operations...........       41,088         16,469        6,574        2,654
Net income (loss)...........................       41,088(1)    16,469(1)       6,574      (14,882)(2)
Basic earnings (loss) per share.............         1.50(1)       .61(1)         .25         (.66)(2)
Dividends paid per common share.............          .82            .82          .82          .82
Weighted average number of shares of common
  stock outstanding (000's).................       27,366         27,069       25,888       23,167
NATURAL GAS OPERATIONS SEGMENT INCOME
  STATEMENT DATA:
Revenues....................................   $  734,741     $  614,665   $  546,361   $  563,502
Cost of gas sold............................      282,771        209,338      187,580      227,456
                                               ----------     ----------   ----------   ----------
Operating margin............................      451,970        405,327      358,781      336,046
Contribution to consolidated net income.....       38,467         15,825        3,919        2,654
OTHER NATURAL GAS OPERATIONS SEGMENT DATA:
Construction expenditures...................   $  166,183     $  164,528   $  210,743   $  166,183
Net gas utility property (end of period)....   $1,400,992     $1,360,294   $1,278,457   $1,137,750
Throughput (thousands of therms)............    2,044,956      1,945,589    1,786,537    1,821,895
Number of customers (end of period).........    1,171,000      1,151,000    1,092,000    1,029,000
Customers per employee (end of period)......          478            470          451          432


                                                        AS OF JUNE 30, 1998
                                              ----------------------------------------
                                                       (DOLLARS IN THOUSANDS)
                                                                               AS
                                                 ACTUAL                    ADJUSTED(3)
                                              -------------                -----------
BALANCE SHEET DATA:
Total assets................................   $1,706,843                  $1,706,843
                                               ==========                  ==========
Short-term debt.............................   $   78,050                  $   22,075
                                               ==========                  ==========
Long-term debt, excluding current
  maturities................................   $  778,951                  $  778,951
Preferred securities........................       60,000                      60,000
Common stock and additional paid-in
  capital...................................      394,332                     450,307
Retained earnings...........................       18,396                      18,396
                                               ----------                  ----------
     Total capitalization...................   $1,251,679                  $1,307,654
                                               ==========                  ==========


---------------
(1) Includes the effects of several nonrecurring events recorded during the fourth quarter of 1997. The combined impact of these events was a $4.1 million, or $0.15 per share, after-tax reduction to earnings. See "Recent Developments -- Second Quarter Operating Results."

(2) Includes a $17.5 million, or $0.76 per share, loss related to the operations and sale of PriMerit Bank, which is shown as discontinued operations in the financial statements incorporated by reference herein. The sale of PriMerit Bank was completed in July 1996.


(3) Adjusted to reflect the application of the estimated net proceeds to the Company of $56 million from the sale of Common Stock offered hereby, assuming net proceeds are temporarily used to reduce short-term debt. See "Use of Proceeds."

                                  THE COMPANY

GENERAL

     The Company is principally engaged in the business of purchasing, transporting, and distributing natural gas to residential, commercial, industrial, and other customers in geographically diverse portions of Arizona, Nevada, and California. In April 1996, the Company acquired all of the outstanding stock of Northern, the Company's full-service underground piping contractor, which provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems. During the twelve months ended June 30, 1998, the natural gas operations segment contributed $38.5 million, or approximately 94 percent, and the construction services segment contributed $2.6 million, or approximately 6 percent, to consolidated net income of $41.1 million.

     In July 1996, the Company completed the sale of the assets and liabilities of PriMerit Bank, a wholly owned subsidiary, which operated in the financial services market. Financial services results (including the loss on disposition recorded in 1995) are identified as discontinued operations in the financial statements incorporated by reference herein.

NATURAL GAS OPERATIONS SEGMENT

     Southwest purchases, transports, and distributes natural gas to approximately 1,171,000 residential, commercial, industrial, and other customers, of which 57 percent are located in Arizona, 33 percent in Nevada, and 10 percent in California. Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of southern, central, and northwestern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor and transporter of natural gas in Nevada, and serves the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area in northern California and the high desert and mountain areas in San Bernardino County.

     During the twelve months ended June 30, 1998, Southwest earned 57 percent of operating margin in Arizona, 33 percent in Nevada, and 10 percent in California. During this same period, Southwest earned 84 percent of operating margin from residential and small commercial sales customers, 4 percent from other sales customers, and 12 percent from transportation customers. These patterns are consistent with prior years and are expected to continue.

     According to the U.S. Census Bureau, Nevada and Arizona were the two fastest growing states in the nation in 1997 in terms of percentage population growth. According to Arizona's Economy, Nevada has been the fastest growing state for nearly four decades, and Arizona has been either the second or third fastest growing state during this period. Over the past three years, customer growth in Southwest's three-state service territory has averaged five percent versus an industry average of less than two percent. Based on current commitments from builders, the growth rate for 1998 is also expected to be five percent. Over 30 percent of Southwest's customer base has been added during the 1990s.

CONSTRUCTION SERVICES SEGMENT

     Northern is a full-service underground piping contractor. Construction activity is seasonal with work generally scheduled for the spring through fall months in colder climate areas. In warmer climate areas, construction occurs year round. Approximately 31 percent of construction services revenues during 1997 were generated from contracts with Southwest.

STRATEGY

     The Company is principally focused on the operation of natural gas distribution systems in Arizona, Nevada and California. As such, the Company continues to aggressively pursue the growth opportunities that exist within its service territories. In addition, management strives to maximize operational efficiency and productivity, while maintaining excellent customer service levels, by managing operating costs and effectively utilizing technology. For example, over the last ten years, Southwest added nearly 400,000 customers and only 130 employees. Finally, Southwest continues to focus on improving the rates of return it earns in its various regulatory jurisdictions.

     Since Southwest's Arizona and Nevada service areas are subject to historically based ratemaking methodologies, obtaining adequate and timely rate relief is crucial. For this reason, management has worked, and will continue to work, with the respective regulatory bodies to achieve favorable outcomes through the regulatory process. For example, in August 1997, Southwest reached a settlement with the Arizona Corporation Commission ("ACC") in its then pending general rate case. The settlement provided a $32 million general rate increase in that jurisdiction, with new rates effective September 1997, just prior to beginning the winter heating season. The Arizona settlement, similar to a settlement in Nevada which occurred in 1996, avoided a prolonged and costly regulatory hearing, and allowed the new rates to take effect sooner than they would have had the rate case followed the traditional regulatory process. Moreover, Southwest was able to adjust its rate design and tariffs in several key areas to produce rates that more closely reflect the true cost of serving various customer classes, as well as tariffs that provide the Company with needed flexibility in an increasingly competitive energy marketplace.

     Consistent with its focus on the natural gas distribution business, the Company sold its financial services subsidiary, PriMerit Bank, in 1996. As a part of its business strategy, the Company will continue to evaluate business opportunities as they arise, focusing on those entities which are synergistic with its core natural gas distribution business. An example of such a business opportunity was the acquisition of Northern in 1996.

REGULATION

     Southwest is subject to regulation by the ACC, the Public Utilities Commission of Nevada ("PUCN"), and the California Public Utilities Commission ("CPUC"). In addition, the Federal Energy Regulatory Commission regulates the northern Nevada transmission and liquefied natural gas storage facilities of Paiute Pipeline Company, a wholly owned subsidiary. These commissions regulate public utility rates, practices, facilities, and service territories.

     Rates charged to customers vary according to customer class and are set at levels designed to recover all prudently incurred costs, including a return on rate base sufficient to pay interest on debt, preferred securities distributions, and a reasonable return on common equity. Information with respect to recent regulatory rates and filings is included in "Rates and Regulatory Proceedings" in the Company's 1997 Annual Report to Shareholders (the "1997 Annual Report"), incorporated by reference herein through the Company's 1997 Annual Report on Form 10-K (the "1997 Form 10-K").

     Rate schedules in all of the Southwest service territories contain purchased gas adjustment (PGA) clauses which allow Southwest to file for rate adjustments as the cost of purchased gas changes. In December 1997, the PUCN disallowed recovery of $5.6 million in gas costs. The Company has appealed this disallowance. Management believes that it is probable that this disallowance will be reversed, although there can be no assurance of such a reversal. As a result, the financial statements incorporated by reference herein do not reflect any charges to effect this disallowance. See "PGA Filings" in the 1997 Annual Report, incorporated by reference herein through the 1997 Form 10-K for additional information.

COMPETITION AND RESTRUCTURING

     Electric utilities are Southwest's principal competitors for the residential and small commercial markets throughout its service areas. Competition for space heating, general household, and small commercial energy needs generally occurs at the initial installation phase when the customer/builder typically makes the decision as to which type of equipment to install and operate. The customer will generally continue to use the chosen energy source for the life of the equipment. As a result of its success in these markets, Southwest has experienced consistent growth within the residential and small commercial customer classes.

     Competition in the utility industry is also the subject of much discussion and debate, taking the forms of electric industry restructuring, deregulation and retail open access. Management believes it is unlikely that the local distribution company ("LDC") business will be deregulated. However, the Company continuously monitors legislative and regulatory initiatives in California, Nevada and Arizona, as well as at the federal level, to ensure that the interests of the Company, its customers and its shareholders are protected. See "Recent regulatory and legislative developments -- natural gas industry" on page 3 of the 1997 Form 10-K incorporated by reference herein for additional information.

                              RECENT DEVELOPMENTS

NORTHERN CALIFORNIA EXPANSION PROJECT

     In July 1998, the CPUC rejected an all-party settlement agreement executed in January 1998 to resolve cost recovery issues associated with a Southwest expansion project in northern California. The CPUC ordered Southwest to proceed with all deliberate speed to complete the project under the terms and scope of a 1995 certificate of public convenience and necessity. Southwest will petition the CPUC for rehearing ("Petition") and file a Motion for Stay ("Motion") of order within 30 days of the issuance date. If the CPUC does not act within 60 days, or if the CPUC rejects the Petition, Southwest will petition the Supreme Court of the State of California for review. Such a petition is discretionary with the Supreme Court, and if accepted, could take up to two years to be heard. Southwest will also pursue several alternative regulatory and legal avenues while seeking the Petition and Motion. The CPUC decision exposes Southwest to potentially material adverse financial consequences if the legal and regulatory remedies are unsuccessful. However, management believes it has meritorious options available, and accordingly has not recorded any write-offs in the second quarter of 1998 as a result of the CPUC decision.

     In 1995, Southwest initiated a multi-year, three-phase construction project to expand its northern California service territory and extend service into Truckee, California. The CPUC imposed a $29.1 million cost cap on the project as a condition of granting Southwest a certificate of public convenience and necessity to serve the expansion areas. The first two phases of the project have been completed.

     The January 1998 settlement agreement had addressed $14.8 million in cost overruns associated with Phase II of the project, and established the parameters under which Phase III would be constructed. Southwest agreed, among other things, to absorb $8 million of the cost overruns experienced in Phase II and to not file its next general rate case until Phase III is complete. Southwest accepted an $11 million cost cap (with a maximum of $3,800 per customer) for Phase III of the project. The Phase III project scope was also modified to include only an estimated 2,900 of the initially estimated 4,200 customers. Based on the executed settlement agreement, Southwest recognized an $8 million pretax charge in the fourth quarter of 1997.

     Management currently estimates that approximately $23 million to $25 million of construction expenditures are necessary to complete the project under its original scope. This estimate is preliminary, as detailed engineering studies have not been performed on the portion of the project Southwest had proposed to remove from the scope as part of the January 1998 settlement agreement. Based on these forecasts, an additional pretax write-off of up to $24 million could be recorded if Southwest is ultimately required to complete the project under the terms of the 1995 certificate without modification. The estimate is comprised of approximately $7 million related to costs incurred through Phase II, and up to $17 million for the forecasted construction costs. However, Southwest will vigorously prosecute the regulatory and legal proceedings with the intent of reversing or mitigating the effects of the July 1998 CPUC action. The CPUC in its order stated that Southwest was required to show extraordinary circumstances to readjudicate the original settlement. Management did not have the opportunity to demonstrate that such extraordinary circumstances exist; however, it believes that such extraordinary circumstances do exist, and accordingly maintains that a reasonable possibility of modifying the CPUC order exists, although there can be no assurance of a favorable outcome. In addition, management believes it has other available legal and regulatory remedies before the CPUC in addition to readjudication of the original settlement. Civil litigation also offers a reasonable possibility of recovering certain amounts spent to deal with changes in scope necessitated by unanticipated third party actions. As a result, Southwest has not recorded any additional write-offs beyond the $8 million recognized in the fourth quarter of 1997. See the Current Report on Form 8-K dated July 13, 1998, incorporated by reference herein, for additional information.

SECOND QUARTER OPERATING RESULTS

     On July 27, 1998, the Company released operating results for the second quarter of 1998. The Company recorded a 1998 second quarter net loss of $0.09 per share, a $0.38 improvement from the $0.47 per share loss reported for the second quarter of 1997. Consolidated net loss for the second quarter of 1998 was $2.5 million, compared to the 1997 second quarter loss of $12.7 million. Loss per share from natural gas operations was $0.12, an improvement of $0.35 over the second quarter of 1997. Due to the seasonal nature of the business, net losses during the second and third quarters are normal and not generally indicative of earnings for a complete twelve-month period. Earnings per share from construction services were $0.03, an increase of $0.03.

     Natural gas operations segment operating margin increased $20.2 million, or 28 percent, in the second quarter of 1998 compared to the same period a year ago. Approximately $10 million was attributed to cooler temperatures during the current period. Rate relief contributed an estimated $8 million to the increase, and the remainder was due to customer growth as the Company served 58,000, or five percent, more customers than a year ago.

     For the twelve months ended June 30, 1998, net income was $41.1 million, or $1.50 per share, compared to $12.5 million, or $0.47 per share, during the twelve-month period ended June 30, 1997. Earnings per share from natural gas operations were $1.41, an increase of $0.99 per share over the prior twelve-month period. Earnings per share from construction services were $0.09, an increase of $0.04 per share. The increase in net income was the result of fundamental improvements in operating margin discussed below, coupled with favorable weather conditions, offset somewhat by higher operating and financing costs incurred as a result of the expansion and upgrading of the natural gas distribution system to accommodate continued customer growth.

     Natural gas operations segment operating margin increased $71.1 million, or 19 percent, during the twelve months ended June 30, 1998 compared to the twelve months ended June 30, 1997, due to improved weather conditions, rate relief, and continued customer growth. Differences in heating demand caused by weather variations between periods resulted in an increase of $33 million. Approximately $22 million pertained to colder-than-normal temperatures during the current twelve-month period, and the remainder was attributed to the prior period being warmer than normal. Rate relief, primarily resulting from a September 1997 $32 million annualized general rate case settlement in Arizona, contributed $28 million in additional operating margin to the current period. Customer growth accounted for the remaining $10.1 million.

     During the fourth quarter of 1997, Southwest recognized nonrecurring charges to income related to cost overruns on two separate construction projects. An $8 million pretax charge resulted from cost overruns experienced during expansion of the northern California service territory, as previously described. A second pretax charge, for $5 million, related to cost overruns on a nonutility construction project. Partially offsetting these charges was the recognition of a $3.4 million income tax benefit related to the successful settlement in November 1997 of open tax issues dating back as far as 1988. The combined impact of these three events was a $4.1 million, or $0.15 per share, after-tax reduction to earnings for the twelve months ended June 30, 1998.

                                USE OF PROCEEDS


     The net proceeds from the sale of the 2,500,000 shares of Common Stock offered hereby, after deducting the underwriting discount and offering expenses, are estimated to be $56 million ($64.4 million if the Underwriters' overallotment option is exercised in full) and will be used to finance the construction and improvement of pipeline systems and facilities located in and around the communities served by Southwest, and for other general corporate purposes. Upon receipt thereof, the Company intends to temporarily apply such net proceeds to reduce short-term debt under its revolving credit facility with a weighted average borrowing cost of 6.05 percent as of June 30, 1998.


                  CAPITAL EXPENDITURES AND FINANCING PROGRAMS

     Southwest continues to experience significant population growth throughout its service territories. This growth has required large amounts of capital to finance the investment in infrastructure, in the form of new transmission and distribution plant, to satisfy consumer demand. For the twelve months ended June 30, 1998, natural gas operations construction expenditures totaled $166 million. Southwest estimates construction expenditures during the three-year period ending December 31, 2000 will be approximately $510 million. Southwest has no debt maturing during this period. Cash flow from operating activities (net of dividends) is estimated to fund approximately one-half of the total natural gas operations construction expenditures. The remaining cash requirements are expected to be provided by external financing sources, including the issuance of the Common Stock offered hereby and a mix of future issuances of common equity, preferred stock, and debt securities. The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, and growth levels in Southwest's service areas.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     The principal markets on which the Common Stock is traded are the NYSE and the PSE. The following table sets forth the high and low sales prices per share of the Common Stock, as quoted by The Wall Street Journal in the consolidated transaction reporting system for the periods indicated, and the quarterly cash dividends per share of Common Stock paid by the Company during such periods.


                                                                    QUARTERLY
                                                   HIGH      LOW    DIVIDENDS PAID
                                                   ----      ---    --------------
1995:
  First Quarter..................................  $15-1/4   $13-5/8    $ .205
  Second Quarter.................................   14-7/8    13-5/8      .205
  Third Quarter..................................   16-3/4    14          .205
  Fourth Quarter.................................   18-3/8    14-7/8      .205
1996:
  First Quarter..................................  $18-5/8   $15-5/8    $ .205
  Second Quarter.................................   17-3/8    15-3/4      .205
  Third Quarter..................................   18-3/8    14-7/8      .205
  Fourth Quarter.................................   19-7/8    17-3/8      .205
1997:
  First Quarter..................................  $20-1/4   $17-1/4    $ .205
  Second Quarter.................................   19-7/8    16-1/8      .205
  Third Quarter..................................   20-1/8    17-3/4      .205
  Fourth Quarter.................................   19-15/16  17-1/8      .205
1998:
  First Quarter..................................  $21-1/2   $17-5/16   $ .205
  Second Quarter.................................   25        20-3/8      .205
  Third Quarter (through August 5, 1998).........   24-1/2    22-11/16      *


---------------
* The Board of Directors has declared a regular quarterly dividend on the Common Stock of $.205 per share, payable on September 1, 1998 to holders of record on August 20, 1998. Holders, as of the record date, of the Common Stock offered hereby will be entitled to receive such dividend.


     On August 5, 1998, the last reported sale price of the Company's Common Stock on the New York Stock Exchange was $23 1/4 per share. As of June 30, 1998, there were approximately 25,016 holders of record of the Common Stock.


     The Company's dividend policy states that the Company will pay common stock dividends at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles.

     Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. While the Company currently intends to continue the practice of paying cash dividends quarterly, the amount and timing of future dividends are necessarily dependent upon future earnings, financial requirements, debt or financing covenants, and other such factors considered relevant by the Company's Board of Directors.

     Holders of Common Stock are eligible to participate in the Plan. Shareholders participating in the Plan automatically reinvest their dividends to purchase Common Stock at market price (as defined in the Plan). Shareholders are also eligible to purchase shares of Common Stock at market price (as defined in the Plan) by making cash contributions of no less than $25 up to a maximum of $50,000 per calendar year. Participants do not pay brokerage commissions or service charges in connection with such purchases. The Company reserves the right to suspend, modify or terminate the Plan at any time.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), acting through their representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated, Smith Barney Inc. and Edward D. Jones & Co., L.P. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Purchase Agreement with the Company, to purchase from the Company the number of shares of Common Stock offered hereby set forth below opposite their respective names. The Underwriters are committed to purchase all such shares of Common Stock if any are purchased. Under certain circumstances, the commitments of certain non-defaulting Underwriters may be increased.


                                                              NUMBER OF
                        UNDERWRITERS                          SHARES
                        ------------                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    450,000
PaineWebber Incorporated....................................    450,000
Smith Barney Inc............................................    450,000
Edward D. Jones & Co., L.P..................................    450,000
A.G. Edwards & Sons, Inc. ..................................    100,000
Morgan Stanley & Co. Incorporated...........................    100,000
NationsBanc Montgomery Securities LLC.......................    100,000
Prudential Securities Incorporated..........................    100,000
Dain Rauscher Wessels.......................................     50,000
EVEREN Securities, Inc. ....................................     50,000
Gabelli & Company, Inc. ....................................     50,000
Gaines, Berland Inc. .......................................     50,000
Legg Mason Wood Walker, Incorporated........................     50,000
Sutro & Co. Incorporated....................................     50,000
                                                              ---------
             Total..........................................  2,500,000
                                                              =========



     The Representatives have advised the Company that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.45 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


     The Company has granted the Underwriters an option, exercisable on one or more occasions within 30 days after the date of this Prospectus Supplement, to purchase up to 375,000 additional shares of Common Stock, solely for the purpose of covering over-allotments, if any, at the initial public offering price set forth on the cover page hereof less the underwriting discount determined in the manner described on the cover page hereof. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of additional shares that the number of shares to be purchased by it, as shown in the foregoing table, bears to the 2,500,000 shares of Common Stock initially offered hereby.

     The Company has agreed that, for a period of 90 days from the date of this Prospectus Supplement, it will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, (i) directly or indirectly, offer, pledge, sell, contract to sell or otherwise dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing, (ii) grant any options, rights or warrants to purchase Common Stock, or (iii) enter into any swap or any other agreement or any transactions that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise except (a) pursuant to existing employee benefit plans or dividend reinvestment and stock purchase plans of the Company,

(b) issuable upon the conversion of existing securities or the exercise of existing warrants or options, (c) to effectuate a stock split, (d) pursuant to the exercise of associated Preference Stock purchase rights and (e) the Common Stock to be sold in this offering.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     From time to time, in the ordinary course of their respective businesses, the Underwriters have engaged and may engage in commercial and investment banking transactions with the Company and its affiliates.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York.

                           FORWARD-LOOKING STATEMENTS

     Certain matters discussed under "The Company," "Recent Developments," "Use of Proceeds" and "Capital Expenditures and Financing Programs" in this Prospectus Supplement may include forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on assumptions made by management regarding future circumstances over which the Company may have little or no control. Actual results may differ materially from these forward-looking statements for a number of reasons, including the impact of weather variations on customer usage, the effects of regulation, the outcome of Southwest's challenges to regulatory actions in California and Nevada, changes in capital requirements and funding, and acquisitions.

PROSPECTUS

                                  $250,000,000

                           SOUTHWEST GAS CORPORATION

                                DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK

     Southwest Gas Corporation (the "Company") may offer from time to time, in one or more series, its unsecured debt securities (the "Debt Securities"), which, if issued, will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company, shares of its Preferred Stock, without par value (the "Preferred Stock"), and shares of its Common Stock, $1 par value (the "Common Stock"). The Debt Securities, the Preferred Stock and the Common Stock are collectively referred to herein as the "Securities." Securities will have a maximum aggregate offering price of $250,000,000 and will be offered on terms to be determined at the time of offering.

     In the case of Debt Securities, the specific title, the aggregate principal amount, the purchase price, the maturity, the rate (or method of calculation) and time of payment of interest, if any, any redemption or sinking fund provisions, any conversion provisions, any covenants and any other specific term of the Debt Securities will be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement"). In the case of Preferred Stock, the specific number of shares, designation, liquidation preference per share, issuance price, dividend rate (or method of calculation), dividend payment dates, any redemption or sinking fund provisions, any conversion rights and other specific terms of the series of Preferred Stock will be set forth in the accompanying Prospectus Supplement. In addition, the Prospectus Supplement will describe whether interests in the Preferred Stock will be represented by depositary shares (the "Depositary Shares") evidenced by depositary receipts ("Depositary Receipts"). In the case of Common Stock, the specific number of shares and issuance price per share will be set forth in the accompanying Prospectus Supplement. The Prospectus Supplement will also disclose whether the Securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability. If so specified in the accompanying Prospectus Supplement, Securities may be issued, in whole or in part, in book-entry form.

     Securities may be sold directly, through agents from time to time, through underwriters and/or dealers or through a combination of such methods. If any agent of the Company or any underwriter is involved in the sale of the Securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in the accompanying Prospectus Supplement. See "Plan of Distribution."

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY SUPPLEMENT HERETO. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

The date of this Prospectus is November 4, 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at Room 1024 of the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy materials and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104. In addition, the Commission maintains a Web Site that contains reports, proxy statements and information statements as well as other information regarding the Company and other registrants that file electronically with the Commission at http://www.sec.gov.

     This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, and reference is hereby made to such Registration Statement, including the exhibits thereto.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are incorporated herein by reference the following documents of the Company filed with the Commission: (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (2) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, (3) Current Reports on Form 8-K dated January 8, 1996, February 14, 1996, March 5, 1996, May 2, 1996, July 19, 1996, July 26, 1996 and July 31, 1996; and (4) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statements. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The information relating to the Company contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more of the documents incorporated by reference herein; accordingly, such information contained herein is qualified in its entirety by reference to such incorporated documents and should be read in conjunction therewith.

     The Company will provide without charge to each person, including any beneficial holder, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all the foregoing documents incorporated by reference herein, including exhibits specifically incorporated by reference in such documents but excluding all other exhibits to such documents. Requests should be directed to George C. Biehl, Senior Vice President, Chief Financial Officer and Corporate Secretary, Southwest Gas Corporation, 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, Nevada 89193-8510, telephone number (702) 876-7237.

                                  THE COMPANY

     The Company, a California corporation, is engaged in the business of purchasing, transporting, and distributing natural gas in portions of Arizona, Nevada and California. Its several service areas are geographically as well as economically diverse. The Company is the largest distributor in Arizona, distributing and transporting natural gas in most of southern, central and northwestern Arizona. The Company is also the largest distributor and transporter of natural gas in Nevada. The Company also distributes and transports natural gas in portions of California, including the Lake Tahoe area and the high desert and mountain areas in San Bernardino County. In April 1996, the Company completed the acquisition of Northern Pipeline Construction Co., which provides local gas distribution companies with installation, replacement and maintenance services for underground natural gas distribution systems.

     In July 1996, the Company completed the sale of PriMerit Bank ("PriMerit" or the "Bank") to Norwest Bank Nevada, FSB. Previously, the Company engaged in financial services activities through the Bank. Activities related to the Bank are reported as discontinued operations.

     The Company is subject to regulation by the Arizona Corporation Commission, the Public Service Commission of Nevada (the "PSCN") and the California Public Utilities Commission (the "CPUC"). The CPUC regulates the issuance of all securities by the Company, with the exception of short-term borrowings. Certain of the Company's accounting practices, transmission facilities and rates are subject to regulation by the Federal Energy Regulatory Commission.

     The executive offices of the Company are located at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, Nevada 89193-8510, telephone number (702) 876-7237.

                                USE OF PROCEEDS

     Except as otherwise provided in the Prospectus Supplement, the Company intends to use the net proceeds from the sale of Securities offered hereby to retire indebtedness and for general corporate purposes, including the acquisition of property for the construction, completion, extension or improvement of the Company's pipeline systems and facilities located in and around the communities it serves.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges for
(a) the continuing operations of the Company and (b) the continuing operations of the Company adjusted for interest allocated to the discontinued operations of PriMerit.

                                           FOR THE TWELVE       FOR THE YEAR ENDED DECEMBER 31,
                                            MONTHS ENDED      ------------------------------------
                                           JUNE 30, 1996      1995    1994    1993    1992    1991
                                           --------------     ----    ----    ----    ----    ----
Ratios of earnings to fixed charges(1):
  Continuing operations..................       1.00          1.06    1.69    1.47    2.21    1.70
  Adjusted for interest allocated to
     discontinued operations.............       1.00          1.05    1.61    1.40    2.03    1.61

---------------

(1) For purposes of computing the ratios of earnings to fixed charges, earnings are defined as the sum of pretax income from continuing operations plus fixed charges. Fixed charges consist of all interest expense including capitalized interest, one-third of rent expense (which approximates the interest component of such expense) and amortized debt costs.

     The following table sets forth the ratios of earnings to combined fixed charges and preferred and preference stock dividends for (a) the continuing operations of the Company and (b) the continuing operations of the Company adjusted for interest allocated to the discontinued operations of PriMerit.

                                          FOR THE TWELVE        FOR THE YEAR ENDED DECEMBER 31,
                                           MONTHS ENDED      -------------------------------------
                                          JUNE 30, 1996      1995     1994    1993    1992    1991
                                          --------------     ----     ----    ----    ----    ----
Ratios of earnings to combined fixed
  charges and preferred and preference
  stock dividends(1):
  Continuing operations.................       1.00          1.05     1.67    1.43    2.12    1.62
  Adjusted for interest allocated to
     discontinued operations............       1.00          1.04     1.59    1.37    1.96    1.54

---------------

(1) See Note 1 above. Preferred and preference stock dividends have been adjusted to represent the pretax earnings necessary to cover such dividend requirements.

                         DESCRIPTION OF DEBT SECURITIES

     Debt Securities may be issued from time to time in series under an indenture (the "Indenture") between the Company and Harris Trust and Savings Bank, as trustee (the "Trustee"). The Indenture is filed as an exhibit to and incorporated by reference in the Registration Statement of which this Prospectus is a part. As used under this caption, unless the context otherwise requires, Offered Debt Securities shall mean the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement. The statements under this caption are brief summaries of certain provisions contained in the Indenture, do not purport to be complete and are qualified in their entirety by reference to the Indenture, including the definition therein of certain terms, a copy of which is included or incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used herein and not defined shall have the meanings assigned to them in the Indenture. The following sets forth certain general terms and provisions of the Debt Securities. Further terms of the Offered Debt Securities will be set forth in the Prospectus Supplement.

GENERAL

     The Indenture provides for the issuance of Debt Securities in series, and does not limit the principal amount of Debt Securities which may be issued thereunder.

     The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (a) the title of the Offered Debt Securities; (b) whether any of the Offered Debt Securities are to be issuable in bearer form or permanent global form and, if so, the terms and conditions, if any, upon which interests in such Offered Debt Securities in such bearer form or global form may be exchanged, in whole or in part, for the Offered Debt Securities represented thereby; (c) the person to whom any interest in any Offered Debt Security of the series shall be payable if other than the person in whose name the Offered Debt Security is registered on the Regular Record Date;
(d) the date or dates on which the Offered Debt Securities will mature; (e) the rate or rates at which the Offered Debt Securities will bear interest, if any;
(f) the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest on the Offered Debt Securities will be payable and the Regular Record Date for any interest payable on any Interest Payment Date; (g) each office or agency where the principal of, premium (if any) and interest on the Offered Debt Securities will be payable; (h) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, the Offered Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Company and any terms and conditions relevant thereto; (i) the obligation of the Company, if any, to redeem or repurchase the Offered Debt Securities at the option of the Holders; (j) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (k) the currency or currencies, including composite currencies, of payment of principal of and any premium and interest on the Offered Debt Securities, if other than U. S. Dollars; (l) any index or formula used to determine the amount of payments of principal of and any premium and interest on the Offered Debt Securities; (m) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which will be payable upon declaration of the acceleration of the Maturity thereof; (n) any provisions relating to the conversion or exchange of the Offered Debt Securities into Common Stock, Preferred Stock or into Debt Securities of another series; (o) any Events of Default with respect to the Offered Debt Securities, if not otherwise set forth under "Events of Default"; (p) any material covenants with respect to the Offered Debt Securities; and (q) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture.

     Debt Securities may be issued at a discount from their principal amount. Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

CONVERSION RIGHTS

     The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock, Preferred Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office or agency of the Company maintained for such purpose in New York, New York and at any other office or agency maintained for such purpose. Unless otherwise indicated in the applicable Prospectus Supplement, Debt Securities will be issued in denominations of $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

     All moneys paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and, thereafter, the Holder of such Debt Security may look only to the Company for payment thereof.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Debt Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such Debt Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture.

     Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any Person other than the Debt Depositary for such Global Security or any nominee of such Debt Depositary, and no such transfer may be registered, unless (a) the Debt Depositary has notified the Company that it is unwilling or unable to continue as Debt Depositary for such Global Security or has ceased to be qualified to act as such as required by the Indenture, (b) the Company executes and delivers to the Trustee a Company Order that such Global Security shall be so transferable, registrable and exchangeable, and such transfers shall be registrable, or (c) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Debt Depositary may direct.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Debt Depositary will be represented by a Global Security registered in the name of such Debt Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Debt Depositary for such Global Security, the Debt Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Debt Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Debt Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Debt Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certified form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Debt Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Debt Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Notwithstanding any other provisions to the contrary in the Indenture, the rights of the beneficial owners of the Debt Securities to receive payment of the principal and premium, if any, of and interest on such Debt Securities, on or after the respective due dates expressed in such Debt Securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.

     Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of any Holders of Outstanding Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any Person, and any other Person may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, the Company, provided (a) that the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is a Person organized and existing under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indenture, (b) that after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and (c) that certain other conditions are met.

COVENANTS OF THE COMPANY

     The applicable Prospectus Supplement will describe any material covenants in respect of a series of Offered Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, there are no covenants or provisions in the Offered Debt Securities or the Indenture that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness by the Company or that may afford Holders protection in the event of a highly leveraged transaction or leveraged buyout involving the Company.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable Prospectus Supplement, the following are Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to make any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice by the Trustee or Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series as provided in the Indenture; (e) a default under any evidence of indebtedness for money borrowed by the Company (including a default with respect to Debt Securities of any other series) in an individual principal amount outstanding of at least $15,000,000 or under any instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (including the Indenture) in an individual principal amount outstanding of at least $15,000,000, whether such indebtedness exists as of the date of the Indenture or is thereafter created, which default shall constitute a failure to pay any portion of the principal of such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto or which default results in the acceleration of such indebtedness without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within 10 Business Days after written notice to the Company by the Trustee or by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company; and (g) any other Event of Default provided with respect to Debt Securities of that series. If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

     The Indenture provides that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

     The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment (all such series considered as one class); provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby; (a) change the Stated Maturity of the principal of, or any installment of principal of, or interest on, any Debt Security; (b) reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any Debt Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (d) change the currency of payment of principal of, or premium, if any, or interest on any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity or Redemption Date thereof; (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (g) amend certain other provisions of the Indenture relating to amendments and defaults.

     The Holders of at least a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain covenants of the Indenture. The applicable Prospectus Supplement will describe the terms of any such covenants. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, or interest on, any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected.

DEFEASANCE

     Unless otherwise specified in the applicable Prospectus Supplement with respect to the Debt Securities of a series, the Company, at its option, (i) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace destroyed, stolen, lost or mutilated Debt Securities of such series, and to maintain Paying Agents and hold moneys for payment in trust) or (ii) need not comply with certain covenants specified in the applicable Prospectus Supplement with respect to the Debt Securities of that series, and the occurrence of an event described in clause
(d) under "Events of Default" above with respect to any defeased covenant and clauses (e) and (g) of the "Events of Default" above shall no longer be an Event of Default if, in either case, the Company deposits with the Trustee, in trust, money or U.S. Government Obligations that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of (and premium, if any) and any interest on the Debt Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of such Debt Securities. Such a trust may only be established if, among other things, (a) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit, (b) no Event of Default described under clause (f) under "Events of Default" above or event which with the giving of notice or lapse of time, or both, would become an Event of Default described under such clause (f) shall have occurred and be continuing at any time during the period ending on the 91st day following such date of deposit, and (c) the Company shall have delivered an Opinion of Counsel to the effect that the Holders of the Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of such deposit or defeasance and will be subject to Federal income tax in the same manner as if such defeasance had not occurred; provided, however, with respect to a legal defeasance such Opinion of Counsel will be based on a change in the applicable federal income tax law. In the event the Company omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture with respect to the Debt Securities of any series as described under clause (ii) above and the Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEE

     The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities, it must eliminate such conflict or resign.

                         DESCRIPTION OF PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Restated Articles of Incorporation (the "Articles of Incorporation"), and the certificate of determination (a "Certificate of Determination") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of the Company consists of 45,000,000 shares of Common Stock, $1 par value, 5,000,000 shares of preferred stock, without par value ("preferred stock of the Company," which term, as used herein, includes the Preferred Stock offered hereby), and 2,000,000 shares of preference stock, $20 par value (the "Preference Stock"). As of June 30, 1996, there were outstanding 26,403,084 shares of Common Stock. No shares of preferred stock of the Company or Preference Stock of the Company were outstanding on this date.

     All of the Preference Stock of the Company is reserved for issuance under the terms of the Company's Shareholder Rights Plan. (See "Description of Common Stock -- Shareholder Rights Plan").

ISSUANCE OF PREFERRED STOCK

     Except as otherwise provided by law, shares of preferred stock of the Company, in preference to the holders of Preference Stock and the Common Stock (the Preference Stock and Common Stock being referred to herein as the "Junior Stock"), may be issued from time to time, in one or more series, and the Board of

Directors of the Company is authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any such series.

     As described below under "Description of Depositary Shares," the Company may, at its option, elect to offer Depositary Shares evidenced by Depositary Receipts, each representing a fraction (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) of a share of the particular series of the Preferred Stock issued and deposited with a depositary, in lieu of offering full shares of such series of the Preferred Stock.

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (a) the designation of such Preferred Stock and the number of shares offered; (b) the amount of liquidation preference per share; (c) the initial public offering price at which such Preferred Stock will be issued; (d) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (e) any redemption or sinking fund provisions; (f) any conversion rights; (g) whether the Company has elected to offer Depositary Shares as described below under "Description of Depositary Shares;" and (h) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

     The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the Preferred Stock to receive dividends and distributions of assets will be subordinate to those of the Company's general creditors, but superior to the rights of holders of Junior Stock. See "Description of Common Stock" for a description of certain provisions of State and federal law and the Articles of Incorporation and Bylaws of the Company which may affect holders of Preferred Stock.

DIVIDEND RIGHTS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as are set forth in, or as are determined by the method described in, the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company (or, if applicable, the records of the Depositary (as hereinafter defined) referred to under "Description of Depositary Shares") on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

     Unless otherwise specified in the applicable Prospectus Supplement, so long as the shares of any series of the Preferred Stock are outstanding, unless (a) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of the Company (other than Junior Stock) and (b) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any shares of any other preferred stock of the Company of any class or series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock, or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock of the Company, other than Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

LIQUIDATION PREFERENCES

     Unless otherwise specified in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to shareholders, before any distribution of assets is made to the holders of Junior Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of preferred stock of the Company (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of the Company will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

REDEMPTION

     A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Unless otherwise provided in the applicable Prospectus Supplement, shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

     In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default is made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any) dividends will cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) will cease.

     Unless otherwise specified in the applicable Prospectus Supplement, so long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

CONVERSION RIGHTS

     The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Common Stock or another series of Preferred Stock will be set forth in the Prospectus Supplement relating thereto. See "Description of Common Stock."

VOTING RIGHTS

     Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

     Unless otherwise specified in the applicable Prospectus Supplement, so long as any shares of the Preferred Stock of a series remain outstanding, the consent or the affirmative vote of the holders of at least a majority of the votes entitled to be cast with respect to the then outstanding shares of such series of the Preferred Stock together with any Other Preferred Stock (as defined below), voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary (a) to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of shares of the Company ranking prior to the Preferred Stock of such series as to dividends, voting or upon distribution of assets and (b) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which adversely affects the powers, preferences, voting power or other rights or privileges of such series of the Preferred Stock. In case any series of the Preferred Stock would be so affected by any such action referred to in clause (b) above in a different manner than one or more series of the Other Preferred Stock then outstanding, the holders of shares of the Preferred Stock of such series, together with any series of the Other Preferred Stock which will be similarly affected, will be entitled to vote as a class, and the Company will not take such action without the consent or affirmative vote, as above provided, of at least a majority of the total number of votes entitled to be cast with respect to each such series of the Preferred Stock and the Other Preferred Stock, then outstanding, in lieu of the consent or affirmative vote hereinabove otherwise required.

     Unless otherwise specified in the applicable Prospectus Supplement, with respect to any matter as to which the Preferred Stock of any series is entitled to vote, holders of the Preferred Stock of such series and any other series of preferred stock of the Company ranking on a parity with such series of the Preferred Stock as to dividends and distributions of assets and which by its terms provides for similar voting rights (the "Other Preferred Stock") will be entitled to cast the number of votes set forth in the Prospectus Supplement with respect to that series of Preferred Stock. As a result of the provisions described in the preceding paragraph requiring the holders of shares of a series of the Preferred Stock to vote together as a class with the holders of shares of one or more series of Other Preferred Stock, it is possible that the holders of such shares of Other Preferred Stock could approve action that would adversely affect such series of Preferred Stock, including the creation of a class of capital stock ranking prior to such series of Preferred Stock as to dividends, voting or distributions of assets.

     As more fully described below under "Description of Depositary Shares," if the Company elects to issue Depositary Shares, each representing a fraction of a share of a series of the Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote per Depositary Share.

TRANSFER AGENT AND REGISTRAR

     Unless otherwise indicated in a Prospectus Supplement relating thereto, the Company will be the transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock.

                        DESCRIPTION OF DEPOSITARY SHARES

     The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement and Depositary Receipts relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock. The forms of Deposit Agreement and Depositary Receipt are filed as exhibits to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part.

GENERAL

     The Company may, at its option, elect to offer fractional shares of Preferred Stock rather than full shares of Preferred Stock. In the event such option is exercised, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of the Preferred Stock) of a share of a particular series of the Preferred Stock as described below.

     The shares of any series of the Preferred Stock represented by Depositary Shares will be deposited under a separate deposit agreement (the "Deposit Agreement") among the Company, a bank or trust company selected by the Company (the "Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will in general be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares relating to any series of the Preferred Stock will be evidenced by Depositary Receipts issued pursuant to the related Deposit Agreement. Depositary Receipts will be distributed to those persons purchasing such Depositary Shares in accordance with the terms of the offering made by the related Prospectus Supplement.

     Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Receipts is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts. However, there may be no market for the underlying Preferred Stock and once the underlying Preferred Stock is withdrawn from the Depositary, it may not be redeposited.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts relating to such Preferred Stock in proportion, insofar as practicable, to the respective numbers of Depositary Shares evidenced by such Depositary Receipts held by such holders on the relevant record date. The Depositary will distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Receipts a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Receipts then outstanding.

     In the event of a distribution other than in cash, the Depositary will distribute such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective numbers of Depositary Shares evidenced by the Depositary Receipts held by such holders on the relevant record date, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale of such securities or property.

     The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock will be made available to holders of Depositary Receipts.

     The amount distributed in all of the foregoing cases will be reduced by any amounts required to be withheld by the Company or the Depositary on account of taxes and governmental charges.

REDEMPTION OF DEPOSITARY SHARES

     If a series of the Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary will mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Receipts evidencing the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock plus all money and other property, if any, payable with respect to such Depositary Share, including all amounts payable by the Company in respect of any accumulated but unpaid dividends. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata (subject to rounding to avoid fractions of Depositary Shares) as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of Depositary Receipts evidencing such Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any moneys or other property to which such holders were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting or action to be taken by written consent at or as to which the holders of the Preferred Stock are entitled to vote or consent, the Depositary will mail the information contained in such notice of meeting or action to the record holders of the Depositary Receipts evidencing the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Receipts on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights or the giving or refusal of consent, as the case may be, pertaining to the number of shares of the Preferred Stock represented by the Depositary Shares evidenced by such holder's Depositary Receipts. The Depositary will endeavor, insofar as practicable, to vote, or give or withhold consent with respect to, the maximum number of whole shares of the Preferred Stock represented by all Depositary Shares as to which any particular voting or consent instructions are received, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting, or giving consents with respect to, shares of the Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing Depositary Shares representing such Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares relating to any series of Preferred Stock and any provision of the related Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. However, any amendment which imposes or increases any fees, taxes or charges upon holders of Depositary Shares or Depositary Receipts relating to any series of Preferred Stock or which materially and adversely alters the existing rights of such holders will not be effective unless such amendment has been approved by the record holders of Depositary Receipts evidencing at least a majority of such Depositary Shares then outstanding. Notwithstanding the foregoing, no such amendment may impair the right of any holder of Depositary Shares or Depositary Receipts to receive any moneys or other property to which such holder may be entitled under the terms of such Depositary Receipts or the Deposit Agreement at the times and in the manner and amount provided for therein. A Deposit Agreement may be terminated by the Company or the Depositary only after (a) all outstanding Depositary Shares relating thereto have been redeemed and any accumulated and unpaid dividends on the Preferred Stock represented by the Depositary Shares, together with all other moneys and property, if any, to which holders of the related Depositary Receipts are entitled under the terms of such Depositary Receipts or the related Deposit Agreement, have been paid or distributed as provided in the Deposit Agreement or provision therefor has been duly made, (b) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Receipts, or (c) in the event the Depositary Shares relate to a series of Preferred Stock which is convertible into shares of Common Stock or another series of Preferred Stock, all outstanding Depositary Shares have been converted into shares of Common Stock or another series of Preferred Stock.

MISCELLANEOUS

     The Depositary will forward to record holders of Depositary Receipts, at their respective addresses appearing in the Depositary's books, all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the Preferred Stock or Depositary Receipts.

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and the initial issuance of the Depositary Receipts evidencing the Depositary Shares, any redemption of the Preferred Stock and any withdrawals of Preferred Stock by the holders of Depositary Shares. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

     The Deposit Agreement will contain provisions relating to adjustments in the fraction of a share of Preferred Stock represented by a Depositary Share in the event of a change in par value, split-up, combination or other reclassification of the Preferred Stock or upon any recapitalization, merger or sale of substantially all of the assets of the Company as an entirety.

     Neither the Depositary nor any of its agents nor any registrar nor the Company will be (a) liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement, (b) subject to any liability under the Deposit Agreement to holders of Depositary Receipts other than for the relevant party's gross negligence or willful misconduct, or (c) obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or the Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by holders of Depositary Receipts or other persons in good faith believed to be competent and on documents reasonably believed to be genuine.

RESIGNATION OR REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The holders of the outstanding shares of Common Stock have full voting rights, one vote for each share held of record. Shareholders have cumulative voting rights with respect to the election of directors, if certain conditions are met. Upon liquidation, dissolution, or winding up of the Company (but subject to the rights of holders of preferred stock of the Company and Preference Stock), the assets legally available for distribution to holders of Common Stock will be distributed ratably among such holders. Holders of Common Stock have no preemptive or other subscription or conversion rights, and no liability for further calls upon shares. The Common Stock is not subject to assessment.

     Subject to the rights of holders of preferred stock of the Company and Preference Stock, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. Dividends on all series of Common Stock must have the same record and payment dates. No series of Common Stock may have preference over any other series as to the payment of dividends, but the amount of cash dividends paid may vary among series.

     The Company is the transfer agent and registrar for the Common Stock.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

     The Articles of Incorporation contain provisions which require a super-majority vote of the holders of Common Stock in order for certain types of business combinations to be approved. These provisions are applicable to (a) any merger or consolidation of the Company with or into a dominant stockholder (as hereinafter defined) or any entity controlled by a dominant stockholder, (b) any merger of a dominant stockholder with or into the Company or any corporation controlled by or under common control with the Company, (c) any sale, lease, exchange or transfer of all or substantially all of the property and assets of the Company to a dominant stockholder or any entity controlled by or under common control with a dominant stockholder, (d) any purchase, lease, exchange, transfer or acquisition by the Company of all or substantially all of the property and assets of a dominant stockholder or any entity controlled by or under common control with a dominant stockholder, (e) any recapitalization of the Company that would have the effect of increasing the voting power of a dominant stockholder, and (f) any agreement, contract or other arrangement providing for any of the foregoing. The term "dominant stockholder" is defined as any person that, together with any affiliate or associate, beneficially owns in the aggregate 10% or more of the outstanding Common Stock of the Company.

     The affirmative vote of not fewer than 85% of the outstanding shares of Common Stock must approve the above described business combinations, unless (a) the Board of Directors of the Company has approved the business combination by the affirmative vote of (i) not fewer than 65% of its members if the business combination is approved in advance of the dominant stockholder becoming a dominant stockholder or the acquisition of shares of Common Stock that caused the dominant stockholder to become a dominant stockholder has been approved in advance, or (ii) not fewer than 85% of its members in all other circumstances, or (b) the Board of Directors of the Company by an affirmative vote of not fewer than 85% has determined that the cash or fair value of the properties, securities or other consideration to be received by the holders of Common Stock in such business combination is not less than the highest per share price paid by the dominant stockholder in acquiring any of its holdings of the Common Stock. These provisions may only be amended by an affirmative vote of 65% of the outstanding shares of the Company's Common Stock, unless there is a dominant stockholder at the time of the vote, in which event a vote of 85% of the outstanding shares of Common Stock is required.

     California law permits corporations to limit or eliminate the personal liability of their directors in any action, including actions brought by the corporation or its shareholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, a director must act in good faith, in a manner such director believes to be in the best interests of the corporation and its shareholders and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. As a result, the available relief to a corporation and its shareholders may be limited to equitable remedies such as injunction or rescission if a company indemnifies its directors to the fullest extent permitted by California law.

     Article VIII of the Articles of Incorporation and Bylaws limit the liability of directors of the Company to the Company or its shareholders (in their capacity as directors, but not in their capacity as officers) to the fullest extent permitted by California law. Specifically, directors of the Company are not personally liable to the Company or its shareholders for monetary damages for breach of a director's fiduciary duty as a director, except
(a) on account of profits made in connection with a purchase or sale of securities in violation of Section 16(b) of the Exchange Act, (b) if a court of competent jurisdiction determines that indemnification is unlawful, (c) for acts or omissions involving intentional misconduct or knowing and culpable violations of law, (d) for acts or omissions that the director believed to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (e) for any transaction for which the director derived an improper benefit, (f) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the Company or its shareholders, (g) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duties to the corporation or its shareholders, (h) for liabilities arising out of transactions in which the director had a personal interest, (i) for the approval of distributions to the Company's shareholders in violation of California law, or (j) for the approval of the making by the Company of any loan of money or property to a director or officer of the Company or the guarantee of the obligations of any such director or officer in violation of California law. The inclusion of these provisions in the Articles of Incorporation and Bylaws may have the effect of reducing the likelihood of litigation against directors of the Company, even though such an action, if successful, might otherwise have benefited the Company or its shareholders.

SHAREHOLDER RIGHTS PLAN

     On March 5, 1996, the Board of Directors of the Company adopted a Shareholder Rights Plan (the "Rights Plan") pursuant to which the Company distributed one right (the "Right") for each share of Common Stock issued pursuant to the Plan as of the close of business on April 15, 1996 (the "Record Date"). In addition, the Board of Directors of the Company authorized the distribution of one Right for each share of Common Stock issued after the Record Date, but prior to the date the Rights become exercisable, are redeemed or expire.

     Each full Right, if it becomes exercisable, initially entitles the holder to purchase from the Company a unit of one one-hundredth of a share of Preference Stock, at a purchase price of $54.00 per unit, subject to adjustment. The Rights will expire at the close of business on April 15, 2006 unless redeemed earlier. The Rights may not be exercised, and will not detach or trade separately from the Common Stock except as described below.

     The Rights will detach from the Common Stock and may be exercised only if a person or group becomes the beneficial owner of 20% or more of the Common Stock (a "Stock Acquisition"). If a Stock Acquisition occurs (except pursuant to an offer for all outstanding shares of Common Stock which the Company's independent directors determine is adequate and otherwise in the best interests of the Company and its shareholders), then the Rights "flip-in" and, each Right not owned by such person will entitle the holder to purchase, at the Rights' then-current exercise price, the Common Stock or, if the number of shares of the authorized Common Stock is insufficient to permit the full exercise of the Rights, capital stock or other securities of the Company having an equivalent value equal to twice the Right's exercise price. In addition, if at any time following a Stock Acquisition, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer at the same price and for the same consideration as the offer approved by the Board of Directors of the Company as described in the immediately preceding sentence), or (ii) 50% or more of the Company's assets or earnings power is sold or transferred, the Rights "flip-over" and each unexercised Right will entitle its holder to purchase, at the Right's then-current exercise price, common shares of the other person having an equivalent value equal to twice the Right's exercise price. The Rights may be redeemed by the Company at any time prior to ten business days following the date of a Stock Acquisition (which period may be extended by the Company's Board of Directors at any time while the Rights are still redeemable). Upon the occurrence of a "flip-in" or "flip-over" event, if the Rights are not redeemed, the Rights would result in substantial dilution to any person who has acquired 20% or more of the outstanding Common Stock or who attempts to merge or consolidate with the Company. As a result, the Rights may deter potential attempts to acquire control of the Company without the approval of the Company's Board of Directors.

CERTAIN PROVISIONS OF STATE AND FEDERAL LAW

     Arizona regulates certain business combinations by an "interested shareholder" of a public corporation if the public corporation (a) has issued securities under Section 12 of the Exchange Act, (b) has its principal place of business in the State of Arizona, (c) owns or controls assets located within the State of Arizona with a fair market value of at least one million dollars, and
(d) has more than 500 employees in the State of Arizona. The Company believes that these provisions are currently applicable to the Company. A person becomes an interested shareholder under the Arizona business combination statute upon the acquisition of 10% or more of the outstanding voting shares of the public corporation. The term "business combination" is broadly defined to include not only acquisitions, but also restructuring transactions and transactions in which the interested shareholder, or its associates or affiliates, receive financial assistance or tax advantages from the public corporation. Business combinations must be approved by a majority of the members of a committee of disinterested directors in advance of the interested person becoming an interested person or the consummation of the business combination must be delayed for three years and the price to be paid must meet certain fair price criteria. The committee must consider the long term interests of the public corporation in connection with approving any such transaction. Additional restrictions are applicable to acquisitions of control of 20% or more of a public corporation's voting stock.

     Under California law, if a tender offer or a written proposal for approval of a reorganization of a corporation or a sale of substantially all of its assets is made by an "interested party", an affirmative opinion in writing as to the fairness of the consideration to be received by the shareholders must be delivered to each shareholder. The term "interested party" means a person who is a party to the transaction and who (a) directly or indirectly controls the corporation that is the subject of the tender offer or proposal, (b) is, or is directly or indirectly controlled by, an officer or director of the corporation, or (c) is an entity in which a material financial interest is held by any director or executive officer.

     No public utility or any of its affiliates may acquire any of the capital stock of a public utility organized under California law, without CPUC approval, if (a) the acquiror transacts business in California, or (b) the CPUC determines that CPUC approval is otherwise required by the public interest. In addition, a change in control application must be filed with the CPUC in connection with any change in control of a public utility organized under California law. PSCN approval is also required prior to any proposed transfer of 15% or more of the common stock of a public utility doing business in Nevada.

     No person may acquire 5% or more of the voting stock of a gas utility (other than by merger), without Commission approval, if such person owns 5% or more of the stock of another public utility or public utility holding company. A registered public utility holding company may not acquire any security of another gas utility without Commission approval, unless the transaction is exempt under the Public Utility Holding Company Act of 1935, as amended (the "PUHCA"), or the regulations promulgated thereunder. A person becomes a holding company required to be registered under PUHCA upon acquisition of 10% or more of the voting stock of a gas utility, unless the Commission determines that the person does not control the gas utility. The Commission may condition any such determination upon the applicant refraining from exercising voting rights, controlling proxies or designating officers or directors. The Commission may not approve the acquisition of securities of a gas utility unless it determines that the acquisition would tend toward the economical and efficient development of an integrated public utility system and would not be detrimental to investor interests. The Commission may also condition its approval of the acquisition of the securities of a gas utility upon a fair offer being made for the other securities of the utility.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

     Underwriters may offer and sell Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities.

     Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Securities remarketed thereby. Remarketing firms may be entitled, under agreements which may be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Securities will be passed upon for the Company by O'Melveny & Myers LLP.

                                    EXPERTS

     The consolidated financial statements incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included in the Annual Report on Form 10-K for the year ended December 31, 1995, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

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     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION BY ANYONE OF AN OFFER TO BUY, THE SHARES OF COMMON STOCK IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

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                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Service Territory Map.................   S-2
Prospectus Summary....................   S-3
The Company...........................   S-5
Recent Developments...................   S-7
Use of Proceeds.......................   S-8
Capital Expenditures and Financing
  Programs............................   S-8
Common Stock Price Range and
  Dividends...........................   S-9
Underwriting..........................  S-10
Validity of Common Stock..............  S-11
Forward-Looking Statements............  S-11
PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     3
Ratios of Earnings to Fixed Charges...     3
Description of Debt Securities........     4
Description of Preferred Stock........     9
Description of Depositary Shares......    13
Description of Common Stock...........    16
Plan of Distribution..................    19
Legal Matters.........................    19
Experts...............................    19

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                                2,500,000 SHARES

                               SOUTHWEST GAS LOGO

                           SOUTHWEST GAS CORPORATION
                                  COMMON STOCK
                            (PAR VALUE $1 PER SHARE)

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                             PROSPECTUS SUPPLEMENT

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                              MERRILL LYNCH & CO.
                            PAINEWEBBER INCORPORATED
                              SALOMON SMITH BARNEY
                          EDWARD D. JONES & CO., L.P.

                                 AUGUST 5, 1998


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